MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended November 30, 2010

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited financial statements and notes thereto for the three and nine months ended November 30, 2010 of Pan American Lithium Corp., formerly Etna Resources Inc. (the “Company”) as well as the Company’s audited financial statements for the twelve month period ended February 28, 2010. Such financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

All dollar amounts are expressed in Canadian dollars unless otherwise indicated.

DATE

This MD&A is prepared as of January 28, 2011.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this report are forward-looking statements, which reflect its management’s expectations regarding its future growth, results of operations, performance and business prospects and opportunities including statements related to the development of existing and future property interests, availability of financing and projected costs and expenses. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Such statements are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits the Company will obtain from them. These forward-looking statements reflect management’s current views and are based on certain assumptions and speak only as of the date of this report. These assumptions, which include management’s current expectations, estimates and assumptions about current mineral property interests, the global economic environment, the market price and demand for lithium and other minerals and its ability to manage its property interests and operating costs, may prove to be incorrect. A number of risks and uncertainties could cause its actual results to differ materially from those expressed or implied by the forward-looking statements, including: (1) a downturn in general economic conditions, (2) a decreased demand or price of lithium and other minerals, (3) delays in the start of projects with respect to its property interests, (4) inability to locate and acquire additional property interests, (5) the uncertainty of government regulation and politics in North America and Chile regarding mining and mineral exploration, (6) potential negative financial impact from regulatory investigations, claims, lawsuits and other legal proceedings and challenges, and (7) other factors beyond its control.

There is a significant risk that such forward-looking statements will not prove to be accurate. Investors are cautioned not to place undue reliance on these forward-looking statements. No forward-looking statement is a guarantee of future results. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Additional information about these and other assumptions, risks and uncertainties are set out in the section entitled “Risk Factors” below.

DESCRIPTION OF BUSINESS

The Company was incorporated under the laws of the Province of British Columbia on September 18, 2006. On January 20, 2010, the Company effected a name change to Pan American Lithium Corp. The Company is a mineral exploration company engaged in the business of acquiring, exploring and evaluating lithium properties in Latin America. The Company is currently listed for trading on the TSX Venture Exchange (the “Exchange”) under the symbol “PL” and has registered its common shares under Section 12(g) of the United States Securities Exchange Act of 1934 by filing a Form 8-A on January 26, 2011 with the United States Securities and Exchange Commission.

The Company currently has interests in two material lithium exploration property areas consisting of interests in nine lithium brine salars in Atacama Region III, Chile, and an option to acquire an indirect interest in the Cerro Prieto geothermal brine project in Baja California Norte, Mexico. Until June 10, 2010, the Company held an option in the Aspen Grove copper property in the Nicola Mining District, British Columbia, Canada, pursuant to a property option agreement dated May 28, 2007. Pursuant to a termination agreement dated May 28, 2010, as disclosed in the Company’s news release dated June 10, 2010, the Company terminated the option and released all interest in such minerals claims to the original optionors of the property. In addition, the Company transferred the three remaining adjacent British Columbia minerals claims to the optionor under the same agreement. The Company has not yet determined whether any of its property interests contain reserves that are economically recoverable. The recoverability of amounts shown for resource properties and related deferred exploration expenditures are dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development of the resource at such property and upon future profitable production or proceeds from the disposition thereof.

CHILEAN SALARS – ATACAMA REGION III, CHILE

On December 4, 2009, the Company acquired 99% of South American Lithium Company S.A. Cerrada (“Salico”) which, in turn, holds interests in a total of nine lithium salars in Chile as set out in the table below. The Company acquired Salico in connection with the closing of an Amended and Restated Securities Exchange Agreement dated October 18, 2009. The existing portfolio of rights in the nine salars includes surface brine lakes or surface flow at Laguna Verde, Laguna Brava and Rio de la Sal/Pedernales, and six additional lithium brine projects, all located in the mineral-rich Atacama Region III.

On June 14, 2010, the Company filed a technical report pursuant to National Instrument 43-101 for an initial inferred resource estimate for each of its Laguna Verde and Laguna Brava salars. The inferred resource estimate at Laguna Verde surface lake was computed at an average grade of 212.40 mg/litre to be 512,960 tons of lithium carbonate equivalent, and at an average potassium grade of 4,881 mg/litre computed to be 4,223,134 tons of potassium chloride equivalent. The initial inferred resource estimate at Laguna Brava surface lake was computed at an average grade of 313 mg/litre to be 13,580 tons of lithium carbonate equivalent, and at an average potassium grade of 3,356 mg/litre computed to be 46,623 tons of potassium chloride equivalent. For more information, see the technical reports filed on SEDAR on June 14, 2010 and the highlights of these reports in the Company’s news release dated April 30, 2010.

The rights in these nine lithium salars cover a cumulative area in excess of 13,000 hectares, all accessible via serviceable roads. It is believed that the salars collectively carry the potential to host lithium in three distinct brine types: surface water, shallow and deep brines.

Name of Salar	Hectares Acquired	Property Rights held by Salico
Lagunas Jilgueros	1,100	100% of concessions
Laguna Brava	1,100	100% of concessions
Salar Ignorado	600	100% of concessions
Salar de Wheel Wright	1,200	100% of concessions
Laguna Escondida	900	100% of concessions
Rio de la Sal/Pedernales	900	100% of concessions
Laguna Verde	3,400	100% of concessions
La Laguna	400	100% of concessions
Salar Piedra Parada	3,600(1)	Contractual rights to exploit lithium, light metals and commercial salts(1)

(1)

Salico has been granted contractual rights from a private Chilean company to extract and exploit lithium, light metals and commercial salts with respect to Salar Piedra Parada; the private company has since conveyed its remaining rights to Zoro Mining Corp. a publicly-traded company with one director and two officers in common with the Company. Zoro now owns senior mineral concessions at Piedra Parada on over 2,100 hectares, and has overstaked concessions on 1,500 additional hectares at Piedra Parada which are subject to the senior rights of a third party.

Pursuant to the terms of the Amended and Restated Securities Exchange Agreement, and at the closing thereof, the Company purchased 99% of the interests of Salico from the owners in consideration for the Company issuing 10,494,000 common shares to such holders at a fair value of $3,148,200. Acquisition costs also included $184,000 which is the fair value of 613,333 finders shares issued. The Company also agreed to pay US$50,000 to the former holder of the property interests on signing to cover costs incurred in connection with the formation and organization of Salico and a monthly fee of US$25,000 to compensate general and administrative costs of the former holder from the execution date to the closing date. The closing of the agreement occurred on December 4, 2009.

In connection with the closing of the acquisition, Salico granted a 2% net smelter return royalty to the vendor on future production from eight salars, and a 2% net smelter return royalty to another vendor on one salar, payable following commencement of commercial production to a maximum of US$6 million on a per salar basis. Prior to commencement of commercial production at any salar, Salico may re-purchase one-half of each net smelter return royalty for US$2 million on a per salar basis. At the Piedra Parada salar, where Salico obtained contractual rights to exploit lithium and light metals, Salico granted a 2% net smelter return royalty to the owner on the proceeds from the sale of lithium and light metals to a maximum of US$6 million. Salico is obligated to pay the owner a payment of US$2,000 per month as a lease and rental remittance fee to maintain the Piedra Parada concessions through the exploration stage, which payments will increase to US$5,000 per month at such time as these concessions are converted to exploitation status. Subsequent and subject to the agreement with SALICO, the owner of the Piedra Parada mineral concessions conveyed such concessions and the right to receive the maintenance payment described herein, to Zoro Mining Corp. (OTCBB:ZORM), a publicly traded mining company with one director and 2 officers in common with the Company.

OPTION TO ACQUIRE ESCONDIDAS – MEXICO

On December 18, 2009, the Company entered into a Share Option Agreement (the “Option Agreement”) with Escondidas Internacional S.A. de C.V., a privately-held Mexican corporation (“Escondidas”) and the shareholders of Escondidas. Following the entry into the Option Agreement, the shareholders granted an option to the Company to acquire 76% of the issued and outstanding shares of Escondidas. The primary asset of Escondidas is a joint venture and development agreement with CPI Internacional S.A. de C.V., a privately-held Mexican corporation (“CPI”), whereby CPI and Escondidas agreed to jointly process lithium and precious metals in the Cierro Prieto geothermal brine concessions that are owned by CPI and located in Baja California, Mexico, roughly 30 km south of the city of Mexicali.

Upon the exercise of the option, the Company will have the right to acquire 76% of the issued and outstanding shares of Escondidas held by the shareholders. In consideration for the option, the Company has agreed to pay or issue the following on the closing date of the Option Agreement on a pro rata basis:

(a)	payment of US$125,000 to the shareholders;

(b)	issuance of 5,000,000 common shares to the shareholders; and

(c)

issuance of 5,000,000 warrants to the shareholders, each warrant of which entitles the shareholder to acquire one additional common share at the exercise price of $0.50 per share for a period of two years from the closing date.

In addition, the Company is obligated to pay to the shareholders the following amounts on a pro rata basis:

(a)	US$500,000 - 6 months from commencement of commercial production;

(b)	US$500,000 - 12 months from commencement of commercial production; and

(c)	US$750,000 - 18 months from commencement of commercial production.

The Option Agreement further provides that the Company will pay:

(a)	US$150,000 to Escondidas on signing for the repayment of outstanding indebtedness owed by Escondidas;

(b)

US$50,000 to Escondidas on signing, and US$8,000 on a monthly basis thereafter until the earlier of the closing date or the termination of the Option Agreement to cover costs relating to outstanding expenses, due diligence, legal fees and other general and administrative expenses of Escondidas; and

(c)	US$50,000 to Escondidas at closing for the repayment of outstanding indebtedness owed by Escondidas.

On June 30, 2010, the parties extended the termination date of the Option Agreement to October 31, 2010 and substantially changed the terms of the agreement to those reflected above. On October 28, 2010 the Company extended the termination date of the Option Agreement to April 30, 2011 and all other terms remained unchanged.

The Company is also obligated to pay to Escondidas US$8,000 per month, reduced from the original amount of US$25,000 per month until the earlier of the closing date or termination to cover costs relating to outstanding expenses, due diligence, legal fees and other general and administrative expenses of Escondidas.

The Company is currently conducting its due diligence review in connection with the Escondidas transaction. The Company anticipates it will incur a significant amount of time and costs in connection with the due diligence and closing of the Escondidas transaction. If additional funds are required to close the transaction, the Company anticipates that it will raise such funds through an equity financing on a private placement basis.

OVERALL PERFORMANCE

The Company was incorporated on September 18, 2006 and completed its initial public offering on July 24, 2009. As an exploration stage company, the Company has not generated revenues to date from its properties and anticipates that it will continue to require equity financing to fund operations until such time as one or more of its properties are put into commercial production on a profitable basis. The Company has identified the lithium sector as a viable business opportunity to increase shareholder value. The Company entered into a Termination Agreement with two individuals to terminate the Option Agreement dated June 10, 2007 and to release its option on the 17 mineral claims that comprise the Aspen Grove copper property plus three additional adjacent mineral claims located in British Columbia. Following execution of the Termination Agreement, management wrote off the Aspen Grove assets which amounted to $393,689. On July 15, 2010, the Company announced that it had arranged a non-brokered private placement for the sale of up to 6,666,667 million units (each, a “Unit”), at CDN$0.15 per Unit, to raise up to CDN$1,000,000.05. Each Unit consists of one common share and one non-transferrable common share purchase warrant, with each such warrant exercisable at CDN$0.25 for a period of two years from the date of closing. On September 30, 2010, the Company announced the closing of the first tranche of the private placement of 3,532,397 Units at $0.15 a Unit for total gross proceeds of $529,859. On October 4, 2010, the Company announced the closing of the second tranche of the private placement of 1,900,476 Units for total gross proceeds of $285,071. Proceeds from the private placement will be used for scoping and pre-feasibility studies at the Laguna Verde project in Chile, and for working capital purposes, which, when combined with the current treasury, the Company believes will not be sufficient for the next 12 calendar months of operations. The Company accordingly believes that additional fundraising activities are necessary in order to cover the costs of the next year of operations. On November 22, 2010, the Company entered into a Consulting and Professional Services Agreement with Pro Business Trust, an Arizona trust whereby Pro Business Trust agreed to provide professional geological and hydrologic consulting services to the Company in connection with the Company’s nine lithium salars in Chile The agreement with Pro Business Trust is for an expected term of up to six months, unless circumstances warrant an extension and the parties agree otherwise. Pro Business Trust will carry out an initial exploration program, not to exceed US$500,000, at lithium brine projects in which Pan American owns interests. In consideration for these services to be performed under the Consulting Agreement, and upon the Company’s approval of the invoices submitted by Pro Business Trust, Pan American will deliver shares of its common stock to Pro Business Trust, at a deemed price that is the closing price of Pan American’s Common Stock on the Exchange on the day an invoice is approved, subject to the maximum discounted market price under the policies of the Exchange.

Total expenses plus other items and net loss during the three months ended November 30, 2010 were $534,855 compared to $60,031 as at November 30, 2009. These material increases reflected the focus of the Company on its lithium property interests, the expansion of its management team and board of directors, and increased professional fees resulting from the acquisitions of its lithium property interests and filing of its Registration Statement on Form F-1 with the SEC. Management intends to concentrate its activities on the lithium sector and anticipates that expenses will materially increase during the foreseeable future as the Company carries out its exploration activities on its Chilean salars and moves ahead with the proposed transaction involving Escondidas.

SELECTED ANNUAL INFORMATION

The following information sets out the Company’s audited selected annual information for the years ended February 28, 2010 and 2009 and February 29, 2008:

	Year Ended February 28, 2010	Year Ended February 28, 2009	Year Ended February 29, 2008
	($)	($)	($)
Revenue	Nil	Nil	Nil
Expenses	970,008	63,956	194,683
Net Loss	1,388,366	53,182	174,310
Basic and Diluted Loss Per Share	0.10	0.01	0.04

	As at February 28, 2010	As at February 28, 2009	As at February 29, 2008
	($)	($)	($)
Mineral Properties	3,727,127	139,775	138,915
Total Assets	5,706,053	237,236	163,400
Long-Term Debt	Nil	Nil	Nil
Dividends	Nil	Nil	Nil

As a mineral exploration company, the Company has not generated any revenues to date from its properties. During the year ended February 29, 2008, the Company incurred expenses consistent with the prior period with respect to management and administrative fees, office and miscellaneous fees, professional fees and rent but stock-based compensation expenses of $140,000 raised total expenses higher to a total of $194,683 for the year. During the year ended February 28, 2009, expenses totalled $63,956 which is consistent for prior periods without the compensation expense incurred in the year ended February 29, 2008. During the year ended February 28, 2010, expenses totalled $970,008 which reflects the Company’s increased activities as it focussed on the exploration of its Chilean lithium interests. Expenses during the year ended February 28, 2010 were largely comprised of management fees of $234,489, investor communications of $216,085, stock based compensation of $242,698 and professional fees of $130,737. These material increases reflected the focus on the Company’s lithium property interests, the expansion of the Company’s management team and board of directors, and increased professional fees resulting from the acquisitions of its lithium property interests. Management anticipates that expenses will continue to increase as the Company proceeds with the development of its exploration stage properties. See the discussion under the headings “Liquidity” and “Capital Resources” for more information.

RESULTS OF OPERATIONS

Three months ended November 30, 2010

During the three months ended November 30, 2010, the Company incurred expenses of $534,855, primarily consisting of management fees of $153,929, investor communications of $146,451, stock based compensation of $138,600 and professional fees of $53,374. Net loss for the three months ended November 30, 2010 was $549,746, including a $14,891 loss on foreign exchange. During the three months ended November 30, 2009, the Company incurred expenses of $60,031, primarily consisting of management fees of $13,500 and stock based compensation expense of $17,229. Net loss for the three months ended November 30, 2009 was $60,031. Stock based compensation during the three months ended November 30, 2010 increased over the same period the prior year due to the issuance of stock options. Other expenses increased due to additional support for exploration and development of properties in Chile as well as increased fund-raising efforts. The Company’s professional fees increased due to legal and audit costs associated with due diligence, acquisitions, financings and costs related to compliance with Canadian Securities laws and the filing of this Registration Statement on Form F-1. Investor communications expenses increased due to the hiring of Minegate Resources Capital Group for investor relations and financing matters, who subsequently worked with a number of subcontractors, paid for by us, who provided print and internet advertising, media campaigns, and related services all in Canada to the Company. In addition, investor communication expenses increased due to the hiring of Jack Wynn & Co. Inc. on February 24, 2010 for US$10,000 a month (plus a $10,000 deposit) for news media relations and communications consulting services and Crescendo Communications LLC for advising the company on investor relation strategies along with marketing the company to prospective investors. Management fees increased due to (1) the engagement of Kriyah Consultants LLC and other consultants to provide services including senior management, accounting, human resources, and other corporate services. and (2) the expansion of its Board of Directors by adding Dr. Ronald Richman as an independent director, and the formation of a Technical Advisory Committee to the Board of Directors consisting of Dr. David Terry, Dr. Richman, and Dr. Tim Lowenstein and the entry into consulting and advisory agreement on April 30, 2010 with each of the individuals. Stock based compensation expense increased due to additional incentive stock options granted to various directors, officers, and consultants.

Following the disposition of its Aspen Grove Property and 3 additional adjacent mineral claims located in British Columbia, Canada, the Company holds property interests in Chile and an option to acquire property interests in Mexico as described under the heading “Description of Business”. On May 28, 2010, the Company entered into a Termination Agreement with two individuals to terminate the Option Agreement dated May 28, 2007 and to release its option on the 17 mineral claims that comprise the Aspen Grove copper property. As the Company is focussed on the exploration and development of properties containing lithium and light metals, the Company decided to release its option on the Aspen Grove property and transfer all interest in such property back to the original optionors. Following the agreement, the Company wrote off $393,689 with respect to the Aspen Grove Property.

At Laguna Verde, subject to adequate funding, the Company is planning to engage a professional chemistry and engineering consulting firm to undertake scoping and pre-feasibility studies. Such studies are expected to take one year to complete and cost in the range of $2 million. The Company anticipates hiring this consultant by the end of the first half of calendar year 2011 Thereafter, the Company intends to commence a full feasibility study, permitting and preliminary engineering, which could cost in total upwards of $8 million and require another year to finish.

Subject to adequate funding, the Company is planning to undertake a conditional three stage exploration program at Laguna Brava. Stage 1 would include a bathymetry and geochem program estimated to cost $150,000 which is anticipated to commence during 2011 and last 3 months. Following successful results, Stage 2 would include a hydrologic program and metallurgy and evaporation testwork to cost $176,500 which is anticipated to take 9 months. Following successful results, Stage 3 would include a drilling and aquifer evaluation to cost $455,000 which is anticipated to last an additional 6 months. Total cost for the three stages, including a 15% contingency, is approximately $900,000.

As to the seven other salar properties in Region III Chile, the Company has no immediate plans for exploration or development for the upcoming fiscal year. The Company intends to spend only necessary property holding costs for these sites, in the approximate amount of $50,000 per year.

The Company intends to conduct additional due diligence to evaluate the merits of the Escondidas transaction while awaiting the procurement, by the joint venture partner of Escondidas, of additional agreements for access and permits from Mexican governmental agencies. The costs for this exercise are anticipated not to exceed the US$8,000 per month that is currently being remitted to Escondidas by the Company.

Nine months ended November 30, 2010

During the nine months ended November 30, 2010, the Company incurred expenses of $1,725,135, primarily consisting of management fees of $482,894, professional fees of $162,093, investor communications of $394,173, and stock based compensation of $536,656. During the nine months ended November 30, 2009, the Company incurred expenses of $161,534, primarily consisting of management fees of $36,000, professional fees of $37,235, investor communications of $10,844, and stock based compensation of $51,687. Stock based compensation during the nine months ended November 30, 2010 increased over the same period the prior year due to the issuance of stock options. Other expenses increased due to additional support for exploration and development of properties in Chile as well as increased fund-raising efforts. The Company’s professional fees increased due to legal and audit costs associated with due diligence, acquisitions, financings and costs related to compliance with Canadian Securities laws and the filing of a Registration Statement on Form F-1. Investor communications expenses increased due to the hiring of Minegate Resources Capital Group for investor relations and financing matters, who subsequently worked with a number of subcontractors, paid for by us, who provided print and internet advertising, media campaigns, and related services all in Canada to the Company. In addition, investor communication expenses increased due to the hiring of Jack Wynn & Co. Inc. on February 24, 2010 for US$10,000 a month (plus a $10,000 deposit) for news media relations and communications consulting services and Crescendo Communications LLC for advising the company on investor relation strategies along with marketing the company to prospective investors. Management fees increased due to (1) the engagement of Kriyah Consultants LLC and other consultants to provide services including senior management, accounting, human resources, and other corporate services. and (2) the expansion of its Board of Directors by adding Dr. Ronald Richman as an independent director, and the formation of a Technical Advisory Committee to the Board of Directors consisting of Dr. David Terry, Dr. Richman, and Dr. Tim Lowenstein and the entry into consulting and advisory agreements on April 30, 2010 with each of the individuals. Stock based compensation expense increased due to additional incentive stock options granted to various directors, officers, and consultants.

SUMMARY OF QUARTERLY RESULTS

The following table provides quarterly financial information for the prior seven quarters following the Company becoming a reporting issuer on June 15, 2009:

Description	Three Months Ended November 30, 2010 (unaudited)	Three Months Ended August 31, 2010 (unaudited)	Three Months Ended May 31, 2010 (unaudited)	Three Months Ended February 28, 2010 (audited)	Three Months Ended November 30, 2009 (unaudited)	Three Months Ended August 31, 2009 (unaudited)	Three Months Ended May 31, 2009 (unaudited)
	($)	($)	($)	($)	($)	($)	($)
Revenue	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Net loss before other items	534,855	492,720	697,560	808,474	60,031	70,046	31,457
Net loss for period	549,746	494,622	719,140	1,226,832	60,031	70,046	31,457
Basic and fully- diluted loss per share	0.015	0.015	0.02	0.04	0.01	0.01	0.01

The Company became a reporting issuer following completion of its initial public offering on July 24, 2009. During the three months ended May 31, 2009, the Company incurred expenses of $31,457 which primarily consisted of management fees of $10,500 and professional fees of $18,327. During the three months ended August 31, 2009, expenses increased to $70,046 largely the result of stock based compensation fees of $34,458. Management fees and other expenses were generally similar to the three months ended May 31, 2009. Expenses decreased to $60,031 during the three months ended November 30, 2009. During this time, stock based compensation expense decreased to $17,299 and professional fees decreased to $7,256 following completion of the Company’s initial public offering. During the three months ended February 28, 2010, expenses increased to $808,474 as the Company ramped up development of its mineral properties and increased fund raising efforts. During this time, investor communications increased to $205,241, management fees increased to $198,489, stock based compensation increased to $191,011, professional fees increased to $93,502, and advertising increased to $51,503. During the three months ended May 31, 2010, expenses were $697,560 as the Company continued to focus on increased development of its mineral properties and increased fund raising efforts. During this time, investor communications accounted for $132,941, management fees were $147,908, stock based compensation increased to $282,612, professional fees were $62,482, and advertising was $33,433. During the three months ended August 31, 2010, expenses were $494,622 as the Company continued to focus on increased development of its mineral properties and increased fund raising efforts. During this time, investor communications accounted for $114,781, management fees were $181,057, stock based compensation expense was $115,444, professional fees were $46,237, and travel expenses were $20,402. During the three months ended November 30, 2010, expenses were $534,855 as the Company continued to focus on continued development of its mineral properties and increased fund raising efforts. During this time, investor communications accounted for $146,451, management fees were $153,929, stock based compensation expense was $138,600, and professional fees were $53,374.

LIQUIDITY

The Company had cash of $624,386 at November 30, 2010 as compared to $1,637,451 at February 28, 2010, and the Company had working capital of $616,040 at November 30, 2010 as compared to working capital of $1,659,938 at February 28, 2010.

On December 4, 2009, the Company closed a non-brokered unit private placement financing of approximately $2,954,640 in connection with the closing of the Amended Share Exchange Agreement on December 4, 2009. Pursuant to the terms of the financing, the Company issued a total of 9,848,801 units at $0.30 per unit for gross proceeds of $2,954,640. Each unit is comprised of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share at a price of $0.50 until expiry on June 4, 2011. These warrants were valued at $659,030 using the Black-Scholes valuation model. The Company also issued 782,836 warrants, valued at $104,862 using the Black-Scholes valuation model, and paid cash of approximately $290,755 in finders and legal fees in connection with the closing of the financing.

On September 30, 2010, the Company closed the first tranche of a non-brokered unit private placement financing of $529,859.55. Pursuant to the terms of the financing, the Company issued a total of 3,532,397 units at $0.15 per unit for gross proceeds of $529,859.55. Each unit is comprised of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.25 until expiry on September 29, 2012. On October 4, 2010, the Company closed the second tranche of a non-brokered unit private placement financing of $285,071.40. Pursuant to the terms of the financing, the Company issued a total of 1,900,476 units at $0.15 per unit for gross proceeds of $285,071.40. Each unit is comprised of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.25 until expiry on October 4, 2012. The Company anticipates that it currently does not have sufficient capital in order to meet its requirements for the next twelve month period. These costs include the proposed scoping and pre-feasibility studies at Laguna Verde, the proposed exploration program at Laguna Brava, as described under the heading “Results of Operations”, the assumed continuation of due diligence costs with respect to the Escondidas transaction, general and administrative costs and costs associated with keeping the Chilean salars in good standing during the next twelve months.

Anticipated Capital Resources

The Company estimates its minimum operating expenses and working capital requirements for the next 12 month period to be as follows:

Expense	Estimated Amount
Advertising and promotion	$6,000
Bank charges	4,000
Exploration	432,000
Investor communications	301,000
Management fees	614,000
Office and miscellaneous	25,000
Professional fees	181,000
Rent	16,000
Transfer agent and filing fees	29,000
Travel	35,000
Total	$1,643,000

If the Company does not raise any additional funds, it will not have enough working capital to follow its projected costs for the next 12 month period. Under such circumstances, the Company anticipates that exploration expenses would be reduced significantly, as the Company would only pay the minimum costs to keep its properties in good standing, and generally reduce the Company’s overhead costs. Specifically, under such circumstances the Company would reduce its professional fees, investor relations expenses, consulting fees, and travel expenses.

The Company plans to raise such funds primarily through the private placement of its equity securities. Under such circumstances, there is no assurance that the Company will be able to obtain further funds required for the Company’s continued working capital requirements. Any issuance of the Company’s equity securities in the near future may result in substantial dilution to the Company’s existing shareholders.

CAPITAL RESOURCES

The Company has planned capital expenditures in connection with its Chilean properties. The Company indirectly holds interests in nine Chilean lithium salars through its 99% owned subsidiary Salico. The Company estimates that Salico is required to pay $50,000 during the next twelve months to keep the property interests in good standing. The Company is also required to pay to Zoro Mining Corp. US$2,000 per month as a lease and rental remittance fee to maintain the Piedra Parada concessions through the exploration stage, which payments will increase to US$5,000 per month at such time as these concessions are converted to exploitation status.

Operating Activities

The Company used cash of $1,196,018 in operating activities during the nine months ended November 30, 2010 and used cash of $478,887 during the nine months ended November 30, 2009. This increase is due to the Company’s increased efforts in its fundraising and support of exploration activities. The Company used cash of $388,124 in operating activities during the three months ended November 30, 2010 and used cash of $194,175 during the three months ended November 30, 2009. This increase is due to the Company’s increased efforts in its fundraising and support of exploration activities.

Financing Activities

The Company received total cash of $786,416 in financing activities during the nine months ended November 30, 2010 through the issuance of the Company’s common shares and received cash of $731,554 during the nine months ended November 30, 2009. The Company received total cash of $717,352 in financing activities during the three months ended November 30, 2010 through the issuance of the Company’s common shares and received cash of $20,387 during the three months ended November 30, 2009.This increase is a result of the closing of two private placements as discussed under the heading “Liquidity”.

Investing Activities

The Company used cash of $603,463 in investing activities during the nine months ended November 30, 2010 due to deferred exploration expenditures. The Company used cash of $246,414 in investing activities during the nine months ended November 30, 2009. The Company used cash of $131,015 in investing activities during the three months ended November 30, 2010 due to deferred exploration expenditures. The Company used cash of $127,772 in investing activities during the three months ended November 30, 2009.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has not entered into any off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

The Company entered into an employment agreement dated November 1, 2009 with Andrew Brodkey, the current Chief Executive Officer and a director of the Company. Pursuant to the terms of the agreement, the Company has agreed to pay Mr. Brodkey a base salary of US$10,000 per month and options to acquire 1.5 million shares of the Company, of which 525,000 have been issued as of November 30, 2010. During the nine months ended November 30, 2010, the Company incurred $105,033 to Mr. Brodkey. In addition, the Company entered into a consulting agreement dated November 1, 2009 with Sage Associates Inc. (“Sage”), a company wholly-owned by David Hackman, an officer of the Company. Pursuant to the terms of the agreement, Sage agreed to provide geological and advisory services in consideration for the payment of US$6,000 per month. Such services primarily involve geologic evaluation of properties, design and implementation of exploration programs, and coordination with outside independent geologists. During the nine months ended November 30, 2010, the Company incurred $55,565 to Sage. The Company has engaged Kriyah Consultants LLC, a company whose Manager is Andrew Brodkey, to provide administrative services for US$2,500 per month and incurred $23,064 during the nine months ended November 30, 2010. During this same period, the Company incurred $41,363 to Jodi Henderson, the Company’s Corporate Secretary. In addition, the Company incurred management fees of $7,355 each to directors David Terry and Ron Richman, and incurred management fees of $37,277 to Frank Garcia, an officer.

The Company entered into a consulting agreement dated November 1, 2009 with JVM Management Ltd., a company wholly owned by Jerry Minni, formerly the Chief Financial Officer and a director of the Company. Pursuant to the terms of the agreement, JVM Management provides administrative and management services to the Company in consideration for the payment of $3,500 per month. These services included day-to-day operations of the Company as well as bookkeeping, all regulatory filings, contracts, procurement of services, and related matters. During the nine months ended November 30, 2010 the Company paid $7,000 to JVM Management Ltd. The Company also paid accounting fees of $1,525 to J.A. Minni & Associates Inc.,a company controlled by Jerry Minni, a former director and officer. Additionally, the Company incurred deferred exploration costs of $27,664 to Zoro Mining Corp. (Zoro), a company with one director and two officers in common. Zoro has acquired the rights to the Piedra Parada properties in Chile and these costs are related to the lease and maintenance payments under the agreement.

On March 30, 2010, the Company entered into stock option agreements with each of David Hackman, Jodi Henderson, and Frank Garcia each being officers of the Company and Andrew Brodkey being a director and officer of the Company. Andrew Brodkey, Jodi Henderson and Frank Garcia entered into stock option agreements that granted 75,000 options and David Hackman entered a stock option agreement that granted 50,000 options, each option entitling the holder to acquire on common share in the capital of the Company at the exercise price of $0.55 per share until expiry on March 30, 2015.

On April 9, 2010, the Company granted 200,000 options to Ronald Richman, a director of the Company. The stock options were issued under the Company’s rolling stock option plan, each option of which is exercisable at $0.55 per share until April 9, 2020.

On May 25, 2010, the Company granted 350,000 options to Andy Brodkey, a director and officer, 100,000 options to David Terry, a director, 50,000 options to Jodi Henderson, an officer, and 50,000 options to Frank Garcia, an officer, for a total of 550,000 options. The stock options were issued under the Company’s rolling stock option plan, each option of which is exercisable at $0.30 per share until May 25, 2020.

PROPOSED TRANSACTIONS

Other than set out herein, the Company does not have any undisclosed proposed transactions that the board of directors or senior management believes is probable and a decision has been made to proceed with the transaction.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Changes in Accounting Policy

EIC-173, Credit risk and fair value of financial assets and financial liabilities

In January 2009, the CICA issued EIC-173, Credit risk and fair value of financial assets and financial liabilities, which clarifies that the Company’s credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial instruments including derivative instruments. EIC-173 is to be applied retrospectively without restatement of prior periods to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after the date of issuance of this Abstract. The adoption of this new standard did not have any significant impact on the consolidated financial statements.

EIC-174, Mining Exploration Costs

In March 2009, the CICA issued EIC-174, which provides guidance on the accounting and the impairment review of exploration costs. This Abstract applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2009. The adoption of this new standard did not have any significant impact on the Company’s consolidated financial statements.

Section 3862, Financial Instruments-Disclosures

During 2009, CICA Handbook Section 3862, Financial Instruments – Disclosures (“Section 3862”), was amended to require disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:

Level 1 –	Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 –	Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
Level 3 –	Inputs that are not based on observable market data.

Recent Accounting Pronouncements

Section 1582, Business Combinations

In January 2009, the CICA issued Section 1582, Business Combinations, replacing Section 1581, Business Combinations. This section establishes the standards for the accounting for business combinations, and states that all assets and liabilities of an acquired business will be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. This new Section will be applicable to financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted. The Company is currently assessing the future impact of this new standard on its financial statements.

Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling interests

In January 2009, the CICA issued Section 1601, Consolidated Financial Statements, and 1602, Non-controlling interests, which replaces existing guidance. Section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards are effective on or after the beginning of the first annual reporting period on or after January 2011 with earlier adoption permitted. The Company is currently evaluating the impact of this standard on the consolidated financial statements.

Sections 1601 and 1602 must be implemented concurrently with Section 1582, Business Combinations, discussed above. Both Sections are applicable for fiscal years beginning on or after January 1, 2011 with earlier adoption permitted as of the beginning of a fiscal year. Section 1602 is to be applied retrospectively, with certain exceptions. These sections have no impact on these consolidated financial statements.

International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed that January 1, 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. The IFRS standards will be effective for the Company for interim and annual financial statements relating to the Company’s fiscal year beginning on or after January 1, 2011. The effective date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the interim periods and year ended February 28, 2010. The Company has begun the planning and scoping phase of the transition to IFRS and intends to transition to IFRS financial statements during fiscal 2011. While the Company has begun assessing the adoption of IFRS for fiscal 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

The Company will report interim and annual financial statements in accordance with IFRS beginning with the year ended February 28, 2011. The Company’s fiscal 2011 interim and annual financial statements will include comparative fiscal 2010 financial statements, adjusted to comply with IFRS.

The Chief Financial Officer will manage the conversion and report regularly to the Audit Committee. The implementation of IFRS consists of four phases:

(i)           Scoping and impact analysis – Project scoping and impact analysis will be completed by January 31, 2011, and will produce a high level view of potential differences to existing accounting and reporting policies and consequential changes to information systems and business processes.

(ii)          Evaluation and design phase – This phase involves specification of changes required to existing accounting policies, information systems and business processes, together with an analysis of policy alternatives allowed under IFRS and development of draft IFRS financial statement content.

(iii)         Implementation phase – The implementation and review includes training programs for all current and future finance staff, execution of changes to information systems and business processes, and completing formal authorization processes to approve recommended accounting policy changes. It will culminate in the collection of financial information necessary to compile IFRS compliant financial statements, embedding of IFRS in business processes, elimination of unnecessary data collection processes and Board approval of IFRS financial statements. Implementation also involves delivery of further training to staff as systems begin to take effect.

(iv)          Quantitative impact review phase – Final determination of accounting policies and the quantitative impact of adopting IFRS on key line items in the Company’s financial statements

Impact of Adopting IFRS on the Company’s Financial Statements

The adoption of IFRS will result in some changes to the Company’s accounting policies that are applied in the recognition, measurement and disclosure of balances and transactions in its financial statements.

The following provides a summary of the Company’s evaluation to date of potential changes to accounting policies in key areas. This summary is intended only to highlight the areas the Company believes to be most significant based on its evaluations to date, and is not necessarily a complete list of changes that will result from adoption of IFRS.

In addition, the International Accounting Standards Board has significant ongoing projects related to potential changes to IFRS that could affect the potential for changes to the Company’s current accounting policies on adoption of IFRS.

Impairment of (Non-financial) Assets — IFRS requires a write down of assets if the higher of the fair market value and the value in use of a group of assets is less than its carrying value. Value in use is determined using discounted estimated future cash flows. Current Canadian GAAP requires a write down to estimated fair value only if the undiscounted estimated future cash flows of a group of assets are less than its carrying value. The Company’s accounting policies related to impairment of non-financial assets will be changed to reflect these differences, however the Company does not expect that this change will have an immediate impact to the carrying value of its assets. The Company will perform impairment assessments in accordance with IFRS at the transition date.

Share-based Payments — In certain circumstances, IFRS requires a different measurement of stock-based compensation related to stock options than current Canadian GAAP. The Company does not expect any changes to its accounting policies related to share-based payments that would result in a significant change to line items within its financial statements.

Asset Retirement Obligations (Decommissioning Liabilities) — IFRS requires the recognition of a decommissioning liability for legal or constructive obligations, while current Canadian GAAP only requires the recognition of such liabilities for legal obligations. A constructive obligation exists when an entity has created reasonable expectations that it will take certain actions. The Company’s accounting policies related to decommissioning liabilities will be changed to reflect these differences, however the Company does not expect this change will have an immediate impact to the carrying value of its assets.

Income Taxes — IFRS contains some different guidance related to recognition and measurement of future (deferred) income taxes. One of those differences relates to accounting for “flow-through” common shares, for which IFRS does not include the same level of specific guidance provided under current Canadian GAAP. The Company has not completed its detailed evaluation of the differences between IFRS and current Canadian GAAP related to accounting for income taxes. These differences could require changes to accounting policies that may impact the Company’s financial statements and require adjustments to future (deferred) income taxes and shareholders’ equity.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company’s financial instruments consist of cash and accounts payable. Management believes that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

During the nine months ended November 30, 2010 and 2009, the Company incurred the following expenses on its properties in addition to the acquisition costs as described under the heading “Description of Business”:

Chilean Salars – Atacama Region III, Chile

	Nine Months Ended November 30, 2010	Nine Months Ended November 30, 2009
Capitalized exploration costs	$478,641	$nil

On December 4, 2009, the Company acquired 99% of Salico which, in turn, holds interests in a total of nine lithium salars in Chile as described under the heading “Description of Business”. The Company acquired Salico in connection with the closing of an Amended and Restated Securities Exchange Agreement dated October 18, 2009.

Option To Acquire Escondidas – Mexico

	Nine Months Ended November, 2010	Nine Months Ended November 30, 2009
Capitalized exploration costs	$387,646	$nil

On December 18, 2009, the Company entered into a Share Option Agreement, as amended on March 29, 2010, with Escondidas and the shareholders of Escondidas, under which the shareholders granted an option to the Company to acquire 76% of the issued and outstanding shares of Escondidas. The primary asset of Escondidas is a joint venture and development agreement with CPI, whereby CPI and Escondidas agreed to jointly process lithium and precious metals in the Cierro Prieto geothermal brine concessions that are owned by CPI and located in Baja California, Mexico, roughly 30 km south of the city of Mexicali. The termination date of the Option Agreement is currently April 30, 2011.

DISCLOSURE OF OUTSTANDING SHARE DATA

Common Shares

The Company’s common shares are listed on the TSX Venture Exchange under the symbol “PL”. The Company’s authorized share capital consists of an unlimited number of common shares without par value. As at January 28, 2011, the Company had 38,100,943 common shares issued and outstanding.

On January 26, 2011, the Company filed a Registration Statement on Form 8-A to register its common shares under Section 12(g) of the Securities and Exchange Act of 1934. The Company intends to have its common stock quoted on the OTC Bulletin Board. In order to do this, a market maker must file a Form 15c-211 to allow the market maker to make a market in shares of the Company’s common stock and the Company is not aware that any market maker has any such intention. Further, the OTC Bulletin Board is not a listing service or exchange, but is instead a dealer quotation service for subscribing members.

Share Purchase Warrants

The Company had 11,678,739 share purchase warrants outstanding as at January 28, 2011, which had the following characteristics:

Number of Warrants	Exercise Price	Expiry Date
33,370	$0.15	July 24, 2011
5,682,929	$0.50	June 4, 2011
3,882,197	$0.25	September 29, 2012
2,080,243	$0.25	October 4, 2012

Stock Options

The Company had 2,650,000 stock options outstanding as at January 28, 2011 which had the following characteristics:

Number of Options	Exercise Price	Expiry Date
300,000	$0.15	September 15, 2013
750,000	$0.50	January 15, 2015
351,200	$0.55	March 30, 2015
98,800	$0.55	March 30, 2020
200,000	$0.55	April 9, 2020
950,000	$0.30	May 25, 2020

Much of the information included in this report includes or is based upon estimates, projections or other forward-looking statements. Such forward-looking statements include any projections or estimates made by the Company and its management in connection with the Company’s business operations. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect the Company’s current judgment regarding the direction of its business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions, or other future performance suggested herein. Except as required by law, the Company undertakes no obligation to update forward-looking statements to reflect events or circumstances occurring after the date of such statements.

Such estimates, projections or other forward-looking statements involve various risks and uncertainties as outlined below. The Company cautions readers of this report that important factors in some cases have affected and, in the future, could materially affect actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other forward-looking statements. In evaluating the Company, its business and any investment in its business, readers should carefully consider the following factors:

Risks Related To The Company’s Financial Condition

The Company has suffered operating losses since inception and it may not be able to achieve profitability.

The Company had an accumulated deficit of $3,394,655 as of November 30, 2010 and it expects to continue to incur significant discovery and development expenses in the foreseeable future related to the completion of feasibility, development and commercialization of its projects. As a result, it will be sustaining substantial operating and net losses, and it is possible that it will never be able to sustain or develop the revenue levels necessary to attain profitability.

The Company may have difficulty raising additional capital, which could deprive it of necessary resources.

The Company expect to continue to devote significant capital resources to fund exploration and development of its properties. In order to support the initiatives envisioned in its business plan, it will need to raise additional funds through public or private debt or equity financing, collaborative relationships or other arrangements. Its ability to raise additional financing depends on many factors beyond its control, including the state of capital markets, the market price of its common stock and the development or prospects for development of competitive technology or competitive projects by others. Because its common stock is not listed on a major stock market, many investors may not be willing or allowed to purchase its common shares or may demand steep discounts. Sufficient additional financing may not be available to it or may be available only on terms that would result in further dilution to the current owners of the Company’s common stock.

The Company expect to raise additional capital during 2011 and have, as of January 28, 2011, closed a private placement financing in the gross amount of CDN$814,931, but it does not have any firm commitments for funding beyond this recent placement. If it is unsuccessful in raising additional capital, or the terms of raising such capital are unacceptable, it may have to modify its business plan and/or significantly curtail its planned activities. If the Company is successful raising additional capital through the issuance of additional equity, its investor’s interest will be diluted.

There are substantial doubts about the Company’s ability to continue as a going concern and if it is unable to continue its business, its shares may have little or no value.

The Company’s ability to become a profitable operating company is dependent upon its ability to generate revenues and/or obtain financing adequate to explore and develop its properties. Achieving a level of revenues adequate to support its cost structure has raised substantial doubts about its ability to continue as a going concern. The Company plans to attempt to raise additional equity capital by issuing shares and, if necessary through one or more private placement or public offerings. However, the doubts raised relating to the Company’s ability to continue as a going concern may make its shares an unattractive investment for potential investors. These factors, among others, may make it difficult to raise any additional capital.

Risks Related To The Company’s Business

Because of the unique difficulties and uncertainties inherent in mineral exploration ventures, the Company faces a high risk of business failure.

Potential investors should be aware of the difficulties normally encountered by mineral exploration companies and the high rate of failure of such enterprises. The likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays encountered in connection with the exploration program that the Company intends to undertake on its properties and any additional properties that the Company may acquire. These potential problems include unanticipated problems relating to exploration, and additional costs and expenses that may exceed current estimates. The expenditures to be made by the Company in the exploration of its properties may not result in the discovery of mineral deposits. Any expenditures that the Company may make in the exploration of any other mineral property that it may acquire may not result in the discovery of any commercially exploitable mineral deposits. Problems such as unusual or unexpected geological formations and other conditions are involved in all mineral exploration and often result in unsuccessful exploration efforts. If the results of the Company’s exploration do not reveal viable commercial mineralization, the Company may decide to abandon some or all of its property interests.

Because of the speculative nature of the exploration of mineral properties, there is no assurance that the Company’s exploration activities will result in the discovery of any quantities of mineral deposits on its current properties or any other additional properties the Company may acquire.

The Company intends to continue exploration on its current properties and the Company may or may not acquire additional interests in other mineral properties. The search for mineral deposits as a business is extremely risky. The Company can provide investors with no assurance that exploration on its current properties, or any other property that the Company may acquire, will establish that any commercially exploitable quantities of mineral deposits exist. Additional potential problems may prevent the Company from discovering any mineral deposits. These potential problems include unanticipated problems relating to exploration and additional costs and expenses that may exceed current estimates. If the Company is unable to establish the presence of mineral deposits on its properties, its ability to fund future exploration activities will be impeded, the Company will not be able to operate profitably and investors may lose all of their investment in the Company.

The potential profitability of mineral ventures depends in part upon factors beyond the control of the Company and even if the Company discovers and exploits mineral deposits, the Company may never become commercially viable and the Company may be forced to cease operations.

The commercial feasibility of an exploration program on a mineral property is dependent upon many factors beyond the Company’s control, including the existence and size of mineral deposits in the properties the Company explores, the proximity and capacity of processing equipment, market fluctuations of prices, taxes, royalties, land tenure, allowable production and environmental regulation. These factors cannot be accurately predicted and any one or a combination of these factors may result in the Company not receiving an adequate return on invested capital. These factors may have material and negative effects on the Company’s financial performance and its ability to continue operations.

Exploration and exploitation activities are subject to comprehensive regulation which may cause substantial delays or require capital outlays in excess of those anticipated causing an adverse effect on the Company.

Exploration and exploitation activities are subject to federal, provincial, state and local laws, regulations and policies, including laws regulating the removal of natural resources from the ground and the discharge of materials into the environment. Exploration and exploitation activities are also subject to federal, provincial, state and local laws and regulations which seek to maintain health and safety standards by regulating the design and use of drilling methods and equipment.

Environmental and other legal standards imposed by federal, provincial, state or local authorities may be changed and any such changes may prevent the Company from conducting planned activities or may increase its costs of doing so, which would have material adverse effects on its business. Moreover, compliance with such laws may cause substantial delays or require capital outlays in excess of those anticipated, thus causing an adverse effect on the Company. Additionally, the Company may be subject to liability for pollution or other environmental damages that the Company may not be able to or elect not to insure against due to prohibitive premium costs and other reasons. Any laws, regulations or policies of any government body or regulatory agency may be changed, applied or interpreted in a manner which will alter and negatively affect the Company’s ability to carry on its business.

Title to mineral properties is a complex process and the Company may suffer a material adverse effect in the event one or more of its property interests are determined to have title deficiencies.

Acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral properties may be disputed. Although the Company has obtained a title opinion in respect to its Chilean salar property interests, the Company cannot give an assurance that title to such property will not be challenged or impugned. Mineral properties sometimes contain claims or transfer histories that examiners cannot verify. A successful claim that the Company does not have title to one or more of its properties could cause the Company to lose any rights to explore, develop and mine any minerals on that property, without compensation for its prior expenditures relating to such property.

One of the Company’s material properties is located in Chile, and any material change to the laws of Chile affecting mineral properties may have a material adverse effect on the Company.

Chile is a developing country. As with any developing country, the Company will be subject to certain risks which may result from changes in Chilean law and politics, including expropriation, currency fluctuation and possible political instability which may result in the impairment or loss of mineral concessions or other mineral rights. Changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business. Obtaining legal and accounting services in under-developed countries is difficult and may make implementation of proper controls difficult and assessment of the Company’s legal entitlements less certain. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety. Chile’s status as a developing country may make it more difficult for the Company to obtain any required exploration, development and production financing for its projects. The Company does not maintain political risk insurance.

Mineral concessions under Chilean law do not automatically vest title to lithium.

Under Chilean mining law, lithium and certain other metals are technically reserved to the state of Chile for the Chilean National Nuclear Commission. As a consequence, the Company must apply through the Ministry of Mines for a special operating permit that allows it to process and export lithium products. This permit is authorized and must be signed by the President of Chile. Although the Company is not aware of any current lithium project in Chile which upon application has not received this permit, the risk still remains that the application which may be submitted by the Company for this purpose could be rejected. In this event the failure to secure a lithium operating permit could materially and adversely affect the ability of the Company to carry on its business.

Because the Company’s property interests may not contain mineral deposits and because it has never made a profit from its operations, the Company’s securities are highly speculative and investors may lose all of their investment in the Company.

The Company’s securities must be considered highly speculative, generally because of the nature of its business and its stage of operations. The Company currently has exploration stage property interests which may not contain mineral deposits. The Company may or may not acquire additional interests in other mineral properties but the Company does not have plans to acquire rights in any specific mineral properties as of the date of this report. Accordingly, the Company has not generated significant revenues nor has it realized a profit from its operations to date and there is little likelihood that the Company will generate any revenues or realize any profits in the short term. Any profitability in the future from the Company’s business will be dependent upon locating and exploiting mineral deposits on the Company’s current properties or mineral deposits on any additional properties that the Company may acquire. The likelihood that any mineral properties that the Company may acquire or have an interest in will contain commercially exploitable mineral deposits is extremely remote. The Company may never discover mineral deposits in respect to its current properties or any other area, or the Company may do so and still not be commercially successful if the Company is unable to exploit those mineral deposits profitably. The Company may not be able to operate profitably and may have to cease operations, the price of its securities may decline and investors may lose all of their investment in the Company.

As the Company faces intense competition in the mineral exploration and exploitation industry, the Company will have to compete with the Company’s competitors for financing and for qualified managerial and technical employees.

The Company’s competition includes large established mining companies with substantial capabilities and with greater financial and technical resources than the Company. As a result of this competition, the Company may have to compete for financing and be unable to acquire financing on terms it considers acceptable. The Company may also have to compete with the other mining companies for the recruitment and retention of qualified managerial and technical employees. If the Company is unable to successfully compete for financing or for qualified employees, the Company’s exploration programs may be slowed down or suspended, which may cause the Company to cease operations as a company.

The Company’s future is dependent upon its ability to obtain financing and if the Company does not obtain such financing, the Company may have to cease its exploration activities and investors could lose their entire investment.

There is no assurance that the Company will operate profitably or will generate positive cash flow in the future. The Company requires additional financing in order to proceed with the exploration and development of its properties. The Company will also require additional financing for the fees it must pay to maintain its status in relation to the rights to the Company’s properties and to pay the fees and expenses necessary to operate as a public company. The Company will also need more funds if the costs of the exploration of its mineral claims are greater than the Company has anticipated. The Company will require additional financing to sustain its business operations if it is not successful in earning revenues. The Company will also need further financing if it decides to obtain additional mineral properties. The Company currently does not have any arrangements for further financing and it may not be able to obtain financing when required. The Company estimates its minimum operating expenses and working capital requirements for the next 12 month period to be $1,643,000. Further, its anticipated work program on the Laguna Verde property is expected to take 12 months to complete and cost in the range of $1.5 to $2 million, of which the scoping study portion is expected to be around $200,000. Thereafter, it intend to commence a full feasibility study, permitting and preliminary engineering, which could cost in total upwards of $8 million. The Company’s future is dependent upon its ability to obtain financing. If the Company does not obtain such financing, its business could fail and investors could lose their entire investment.

The Company’s directors and officers are engaged in other business activities and accordingly may not devote sufficient time to the Company’s business affairs, which may affect its ability to conduct operations and generate revenues.

The Company’s directors and officers are involved in other business activities. As a result of their other business endeavours, the directors and officers may not be able to devote sufficient time to the Company’s business affairs, which may negatively affect its ability to conduct its ongoing operations and its ability to generate revenues. In addition, the management of the Company may be periodically interrupted or delayed as a result of its officers’ other business interests.

Risks Relating To The Company’s Common Stock

There are a large number of unexercised share purchase warrants and stock options outstanding. If these are exercised, your interest in the Company will be diluted.

As of January 28, 2011, there were 38,100,943shares of the Company’s common stock issued and outstanding. If all of the share purchase warrants and options that were issued and outstanding as of that date were to be exercised, including warrants and options that are not yet exercisable, the Company would be required to issue up to an additional 14,728,740 shares of the Company’s common stock, or approximately 38.7% of the Company’s issued and outstanding shares of common stock on January 28, 2011. This would substantially decrease the proportionate ownership and voting power of all other stockholders. This dilution could cause the price of the Company’s shares to decline and it could result in the creation of new control persons. In addition, the Company’s stockholders could suffer dilution in the net book value per share.

A decline in the price of the Company’s common stock could affect its ability to raise further working capital and adversely impact its ability to continue operations.

A prolonged decline in the price of the Company’s common stock could result in a reduction in the liquidity of its common stock and a reduction in its ability to raise capital. Because a significant portion of the Company’s operations have been and will be financed through the sale of equity securities, a decline in the price of its common stock could be especially detrimental to the Company’s liquidity and its operations. Such reductions may force the Company to reallocate funds from other planned uses and may have a significant negative effect on the Company’s business plan and operations, including its ability to develop new products and continue its current operations. If the Company’s stock price declines, it can offer no assurance that the Company will be able to raise additional capital or generate funds from operations sufficient to meet its obligations. If the Company is unable to raise sufficient capital in the future, the Company may not be able to have the resources to continue its normal operations.

Because the Company can issue additional shares of common stock, purchasers of its common stock may incur immediate dilution and may experience further dilution.

The Company is authorized to issue an unlimited number of shares of common stock, of which 38,100,943 shares were issued and outstanding as of January 28, 2011. The Company’s board of directors has the authority to cause the Company to issue additional shares of common stock without consent of any of the Company’s stockholders. Consequently, the stockholders may experience more dilution in their ownership of the Company’s stock in the future.

The Company will apply to have its common stock traded over the counter, which may deprive stockholders of the full value of their shares.

The Company currently plans to have its common stock quoted on the OTC Bulletin Board. In order to do this, a market maker must file a Form 15c-211 to allow the market maker to make a market in shares of the Company’s common stock. The Company cannot provide its investors with any assurance that its common stock will be traded on the OTC Bulletin Board or, if traded, that a public market will materialize.

Further, the OTC Bulletin Board is not a listing service or exchange, but is instead a dealer quotation service for subscribing members. Therefore, the Company’s common stock is expected to have fewer market makers, lower trading volumes and larger spreads between bid and asked prices than securities listed on an exchange such as the New York Stock Exchange or the NASDAQ Stock Market. These factors may result in higher price volatility and less market liquidity for the common stock. The Company’s shares may never be quoted on the OTC Bulletin Board

The Company’s stock is a penny stock. Trading of its stock may be restricted by the Securities and Exchange Commission’s penny stock regulations which may limit a stockholder’s ability to buy and sell its stock.

The Company’s common stock is expected to trade at a price substantially below $5.00 per share, which will make it a penny stock. The Securities and Exchange Commission has adopted Rule 15g-9 which generally defines “penny stock” to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions.

The Company’s securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors”. The term “accredited investor” refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules; the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade the Company’s securities. The Company believes that the penny stock rules discourage investor interest in and limit the marketability of its common stock.

FINRA sales practice requirements may also limit a stockholder's ability to buy and sell the Company’s stock.

In addition to the “penny stock” rules promulgated by the Securities and Exchange Commission, the Financial Industry Regulatory Authority (“FINRA”) has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, the FINRA believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. The FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy the Company’s common stock, which may limit your ability to buy and sell the Company’s stock.

An investor’s ability to trade the Company’s common stock may be limited by trading volume.

A consistently active trading market for the Company’s common stock may not occur on the OTC Bulletin Board. A limited trading volume may prevent the Company’s shareholders from selling shares at such times or in such amounts as they may otherwise desire. The Company’s shares may never be quoted on the OTC Bulletin Board or listed on an exchange. Further, while the Company’s common shares are traded on the TSX Venture Exchange, its common shares have historically been sporadically or thinly traded on the TSX Venture Exchange.

The Company has not voluntarily implemented various corporate governance measures, in the absence of which, shareholders may have more limited protections against interested director transactions, conflicts of interest and similar matters.

Recent federal legislation, including the Sarbanes-Oxley Act of 2002, has resulted in the adoption of various corporate governance measures designed to promote the integrity of the corporate management and the securities markets. Some of these measures have been adopted in response to legal requirements. Others have been adopted by companies in response to the requirements of national securities exchanges, such as the NYSE or The NASDAQ Stock Market, on which their securities are listed. Among the corporate governance measures that are required under the rules of national securities exchanges and NASDAQ are those that address board of directors independence, audit committee oversight and the adoption of a code of ethics. While the Company’s board of directors has formed an audit committee of which the majority are independent directors, and has adopted a set of corporate governance guidelines, the Company has not adopted a Code of Ethics and Business Conduct, and other relevant corporate governance measures and, since its securities are not listed on a national securities exchange or NASDAQ, the Company is not required to do so. It is possible that if the Company were to adopt some or all of these corporate governance measures, shareholders would benefit from somewhat greater assurances that internal corporate decisions were being made by disinterested directors and that policies had been implemented to define responsible conduct. For example, in the absence of nominating and compensation committees comprised of at least a majority of independent directors, decisions concerning matters such as compensation packages to its senior officers and recommendations for director nominees may be made by a majority of directors who have an interest in the outcome of the matters being decided. Prospective investors should bear in mind its current lack of corporate governance measures in formulating their investment decisions.

Because the Company will not pay dividends in the foreseeable future, stockholders will only benefit from owning common stock if it appreciates.

The Company has never paid dividends on its common stock and it does not intend to do so in the foreseeable future. The Company intends to retain any future earnings to finance its growth. Accordingly, any potential investor who anticipates the need for current dividends from his or her investment should not purchase the Company’s common stock.

ADDITIONAL INFORMATION

Additional information about the Company is available on SEDAR at http://www.sedar.com.

BOARD APPROVAL

The board of directors of the Company has approved this MD&A.